

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

<u>Via U.S. Mail</u>
Michael J. Ulrich
SandRidge Permian Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

<u>Via Facsimile</u>
Tom L. Ward
Chairman and Chief Executive Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

   Re: SandRidge Permian Trust
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 29, 2011
      File No. 333-174492

      SandRidge Energy, Inc.
      Amendment No. 1 to Registration Statement on Form S-3
      Filed June 29, 2011
      File No. 333-174492-01

Dear Messrs. Ulrich and Ward:

  We have reviewed your registration statements and letter dated June 29, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 and Amendment No. 1 to Registration Statement on Form S-3

General

1.   We remind you of comments 3, 4, 6, 7 and 8 in our letter dated June 22, 2011.

2.   We note your response to comment 5 in our letter dated June 22, 2011 that SandRidge has sponsored only one previous royalty trust. Please refer to Instruction 3 to Table I of Industry Guide 5, for example, and provide all available information with respect to the previous royalty trust.

3.   We note your response to comments 12 and 13 in our letter dated June 22, 2011. Please revise to include the content of your responses in your disclosure. In addition, please provide a cross-reference in your risk factor beginning "The Operations of SandRidge are subject to environmental laws…" to such new disclosure.

4.   In this regard, we note your response to comment 13 in our letter dated June 22, 2011 relating to the components of your hydraulic fracturing fluid, including the "additional substances." Please tell us what substances constitute such additional substances. In addition, please tell us how many gallons of hydraulic fracturing fluid on average (not including any proppants or such additional substances) are used for a well completion or stimulation or workover of an existing well, as applicable.

5.   In addition, we note your disclosure at page 31 relating to SandRidge's insurance coverage. Please revise your disclosure to discuss:

- the applicable policy limits and deductibles related to the insurance coverage;

- the related indemnification obligations and those of SandRidge's customers, if applicable;

- the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- the risks for which you are insured for your hydraulic fracturing operations.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour at (202) 551-3360 or Jennifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or James Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile</u>
       David H. Engvall, Esq.
       Covington & Burling LLP
       1201 Pennsylvania Avenue, N.W.
       Washington, D.C. 20004